As filed with the Securities and Exchange Commission on June 5, 2002

                                                       Registration No. ________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 ---------------

                                    FORM S-8
                             Registration Statement
                                      Under
                           The Securities Act of 1933
                                 ---------------


                                  CONSECO, INC.

                Indiana                                          35-1468632
        (State of Incorporation)                              (I.R.S. Employer
                                                             Identification No.)

       11825 N. Pennsylvania Street
             Carmel, Indiana                                       46032
(Address of Principal Executive Offices)                         (Zip Code)

                  Chief Executive Officer Employment Agreement
                            (Full title of the plan)

                                 David K. Herzog
                          11825 N. Pennsylvania Street
                              Carmel, Indiana 46032
                     (Name and address of agent for service)
                                 (317) 817-5037
          (Telephone number, including area code, of agent for service)
                                 ---------------

                         CALCULATION OF REGISTRATION FEE

                                                        Proposed Maximum    Proposed Maximum      Amount of
         Title of Securities            Amount to be     Offering Price    Aggregate Offering   Registration
          to be Registered               Registered         Per Share            Price               Fee
---------------------------------------------------------------------------------------------------------------
Common Stock, no par value.........      11,200,000         $  2.67 (2)        $29,904,000 (2)      $  2,751
                                         shares (1)
---------------------------------------------------------------------------------------------------------------

(1) Subject to increase (or decrease) in accordance with Rule 416 of Regulation C to reflect a merger, consolidation, reorganization, recapitalization, stock dividend, stock split or other change in the corporate structure of the Registrant which results in a change in the number of shares issuable pursuant to outstanding awards under the Plan.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rules 457(c) and 457(h) of Regulation C, on the basis of the average of the high and low prices of the shares of common stock of the Registrant on June 3, 2002.


                                EXPLANATORY NOTE


     The material which follows, up to but not including the page beginning Part II of this Registration Statement, constitutes a "reoffer" prospectus prepared in accordance with Part I of Form S-3 to be used in connection with resales of restricted shares of common stock issued under an employment agreement. These shares of common stock may be considered "restricted securities" as defined in General Instruction C(1) to Form S-8.

PROSPECTUS






                                3,200,000 Shares

                                  CONSECO, INC.

                                  Common Stock


                                ----------------


     This prospectus relates to resales of up to 3,200,000 shares of our common stock, no par value per share, which have been issued to the selling stockholder identified in this prospectus pursuant to his employment agreement. The employment agreement obligated us to prepare and file this prospectus with the Securities and Exchange Commission. The selling stockholder may donate all or some portion of the shares to third parties, including charities.

     The shares of the selling stockholder and his donees, transferees or other successors in interest, may be offered on or after June 30, 2002, through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. Our common stock is traded on the New York Stock Exchange under the symbol "CNC." On June 3, 2002, the closing sale price as reported by the NYSE was $2.59 per share.

     Investing in our common stock involves risks. Risk Factors begin on page 5.


                                ----------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                ----------------


     Our principal executive offices are located at 11825 North Pennsylvania Street, Carmel, Indiana 46032 and our telephone number is (317) 817-6100.


                                 ---------------











                  The date of this prospectus is June 5, 2002.


                                TABLE OF CONTENTS


                                                                                                             Page
                                                                                                             ----
FORWARD-LOOKING STATEMENTS.....................................................................................2
RISK FACTORS...................................................................................................5
SELECTED CONSOLIDATED FINANCIAL DATA..........................................................................12
USE OF PROCEEDS...............................................................................................15
DESCRIPTION OF CAPITAL STOCK..................................................................................15
SELLING STOCKHOLDER...........................................................................................17
PLAN OF DISTRIBUTION..........................................................................................18
INDEMNIFICATION...............................................................................................19
LEGAL MATTERS.................................................................................................19
EXPERTS.......................................................................................................19
WHERE YOU CAN FIND MORE INFORMATION...........................................................................20

                           FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus (including the information incorporated by reference) may constitute "forward-looking statements" within the meaning of Section 27A and Section 21E of the Securities Act and the Exchange Act. When used in this prospectus or in documents incorporated by reference in this prospectus, the words "believe," "anticipate," "estimate," "project," "intend," "expect," "may," "will," "plan," "should," "would," "contemplate," "possible," "attempts," "seeks" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by our forward-looking statements. Assumptions and other important factors that could cause our actual results to differ materially from those anticipated in our forward-looking statements include, but are not limited to:

     o    the factors described in this prospectus under "Risk Factors";
     o general economic conditions and other factors, including prevailing interest rate levels, stock and credit market performance, and health care inflation, which may affect (among other things) our ability to sell our products, our ability to make loans and access capital resources and the costs associated therewith, the market value of our investments, the lapse rate and profitability of policies, and the level of defaults and prepayments of loans we made;
     o our ability to achieve anticipated synergies and levels of operational efficiencies, including from our "Process Excellence" initiatives;
     o customer response to new products, distribution channels, and marketing initiatives;
     o mortality, morbidity, usage of health care services and other factors that may affect the profitability of our insurance products;
     o    the performance of our investments;
     o changes in tax laws and regulations that may affect the relative tax advantages of some of our products;
     o increasing competition in the sale of insurance and annuities and in the finance business;
     o regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank sales and underwriting of insurance products, regulation of the sale, underwriting and pricing of products, and health care regulation affecting health insurance products;
     o the outcome of our efforts to sell assets and reduce, refinance or modify indebtedness and the availability and cost of capital in connection with this process;
     o actions by rating agencies and the effects of past or future actions by these agencies on our business; and
     o the risk factors or uncertainties listed from time to time in our filings with the SEC.

     Other factors not currently known to us or not currently considered material by us may also be relevant to our forward-looking statements and could also cause actual results to differ materially from those projected.

     All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement. Our forward-looking statements speak only as of the date made. Except as required by law, we assume no obligation to update or to publicly announce the results of any revisions to any of our forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements.

                                     CONSECO

     Conseco, Inc. ("we," "Conseco," or the "Company") is a financial services holding company with subsidiaries operating in the insurance and finance businesses, predominantly in the United States. Our insurance subsidiaries develop, market and administer supplemental health insurance, annuities, individual life insurance, and other insurance products. Our finance subsidiaries originate, securitize and service manufactured housing, home equity, retail credit, and floor plan loans.

     We have a recent history of net losses. For the three months ended March 31, 2002, on a consolidated basis, we had a net loss of $ 95.9 million, cash flows from operations of $263.0 million and interest expense of $368.7 million. For 2001, on a consolidated basis, we had a net loss of $405.9 million, cash flows from operations of $1,324.7 million and interest expense of $1,609.2 million. Our earnings before fixed charges were inadequate to cover our fixed charges by $148.5 million and $623.1 million for the three months ended March 31, 2002 and fiscal year 2001, respectively. Credit agencies have recently downgraded our credit rating for our debt and our company-obligated mandatorily redeemable preferred securities of subsidiary trusts. Two rating agencies have recently issued negative outlooks on our ratings, meaning they may downgrade our credit rating further.

     We were organized in 1979 as an Indiana corporation and commenced operations in 1982. Our executive offices are located at 11825 N. Pennsylvania Street, Carmel, Indiana 46032, and our telephone number is (317) 817-6100. Our common stock trades on the New York Stock Exchange under the ticker symbol "CNC."

Insurance

     We are one of the largest life and health insurance companies in America, with over $5.5 billion of annual premium and asset accumulation product collections during 2001 and $1.4 billion collected during the three months ended March 31, 2002 (excluding discontinued lines of business). Our investment portfolio included more than $24 billion of insurance-related investments at March 31, 2002. We sell our insurance products through three primary distribution channels -- career agents, independent producers (many of whom sell one or more of our product lines exclusively), and direct marketing.

     Supplemental health products include Medicare supplement, long-term care and specified-disease insurance products. During 2001, we collected Medicare supplement premiums of $975.1 million, long-term care premiums of $888.3 million, specified-disease premiums of $371.8 million, and other supplemental health premiums of $109.3 million. During the three months ended March 31, 2002, proceeds from Medicare supplement premiums were $261.9 million, long-term care premiums were $225.7 million, specified-disease premiums were $93.1 million, and other supplemental health premiums were $29.4 million. Supplemental health premiums represented 48% and 50% of our total premiums collected from continuing lines of business in 2001 and the first three months of 2002, respectively.

     Annuity products include equity-indexed annuity, variable annuity, traditional fixed rate annuity and market value-adjusted annuity products. During 2001 and the three months ended March 31, 2002, we collected annuity premiums of $1,637.9 million (or 34% of our total premiums collected from continuing lines of business) and $391.1 million (or 32% of our premiums collected from continuing lines of business), respectively.

     Life products include traditional, universal life and other life insurance products. During 2001, we collected life product premiums of $872.2 million, or 18% of our total premiums collected from continuing lines of business. During the three months ended March 31, 2002, we collected life product premiums of $214.2 million, or 18% of our total premiums collected from continuing lines of business.

Finance

     Conseco Finance Corp., or "Conseco Finance", our subsidiary, is one of America's largest consumer finance companies, with leading market positions in manufactured housing lending, retail home equity mortgages, home improvement loans, and private label credit cards. At March 31, 2002, we had managed receivables of $41.5 billion.

     Conseco Finance provides financing for consumer purchases of manufactured housing and floor plan loans to manufactured housing dealers. A manufactured home is a structure, transportable in one or more sections, designed to be a dwelling with or without a permanent foundation. During 2001, we originated $2.5 billion of consumer contracts for manufactured housing purchases, or 22% of our total originations. At March 31, 2002, our managed receivables included $25.1 billion of contracts for manufactured housing purchases, or 60% of total managed receivables, and $.7 billion of floor plan loans. Conseco Finance offers its manufactured housing financing products through 33 regional offices and approximately 3,200 dealers.

     Mortgage services products include home equity and home improvement loans. During 2001, we originated $3.0 billion of contracts for these products, or 27 percent of our total originations. At March 31, 2002, our managed receivables included $11.4 billion of contracts for home equity and home improvement loans, or 27% of total managed receivables. During 2001, we originated $3.6 billion of private label credit card receivables, primarily through our bank subsidiaries, or 32% of our total originations. At March 31, 2002, our managed receivables included $2.6 billion of contracts for credit card loans, or 6% of total managed receivables. Private label credit card programs are offered to select retailers with a core focus on the home improvement industry. We offer consumer finance products through 123 home equity offices, approximately 1,300 home improvement dealers and approximately 3,500 private label retail outlets.

                                  RISK FACTORS

     You should carefully consider all information included or incorporated by reference in this prospectus. In particular, you should carefully consider the risks described below before purchasing our common stock. These are not the only risk and uncertainties we face. Additional risks and uncertainties described elsewhere herein or in the documents incorporated by reference may also impair our financial condition, results of operations or prospects.

Our Degree of Leverage May Limit Our Financial and Operating Activities.

     As of March 31, 2002 we had substantial outstanding indebtedness. With respect to the ratio of earnings to fixed charges, preferred stock dividends and distributions on company-obligated mandatorily redeemable preferred securities of subsidiary trusts for the three months ended March 31, 2002, adjusted earnings were $ 148.5 million less than fixed charges. For the year 2001, adjusted earnings were $623.1 million less than fixed charges.

     This degree of leverage could have material adverse consequences to us including the following: (i) our ability to obtain additional financing in the future for working capital, capital expenditures or other purposes may be impaired; (ii) a substantial portion of our cash flow from operations will be required to be dedicated to the payment of interest expense and principal repayment obligations; (iii) higher interest rates will cause the interest expense on our variable rate debt to be higher; (iv) we may be more highly leveraged than other companies with which we compete, and this may place us at a competitive disadvantage; (v) our degree of leverage will make us more vulnerable to a downturn in our business or in the general economy; and (vi) our degree of leverage may adversely affect the ratings of our insurance company subsidiaries, which in turn may adversely affect their competitive position and ability to sell products.

     Our cash flow may be affected by a variety of factors, many of which are outside of our control, including insurance regulatory issues, competition, financial markets and other general business conditions. Although we believe that amounts required for us to meet our financial and operating obligations will be available from our subsidiaries, our results for future periods beyond 2002 are subject to numerous uncertainties. Consequently, we cannot assure you that we will possess sufficient cash flow and liquidity to meet all of our long-term debt service requirements beyond 2002 and other obligations.

A Negative Change in the Claims-Paying Ability Ratings of Our Insurance Corporations Could Negatively Impact Our Insurance Subsidiaries.

     An important competitive factor for life insurance companies is the ratings they receive from nationally recognized rating organizations. Agents, insurance brokers and marketing companies who market our products and prospective purchasers of our products use the ratings of our insurance subsidiaries as one factor in determining which insurer's products to market or purchase. Ratings have the most impact on our annuity and interest-sensitive life insurance products. Our insurance subsidiaries are currently rated "A- (Excellent)" by A.M. Best Company, and Standard & Poor's Corporation has given our insurance subsidiaries a claims-paying ability rating of "BB+(Marginal)." A.M. Best ratings for the industry currently range from "A++ (Superior)" to "F (In Liquidation)" and some companies are not rated. A.M. Best's ratings and Standard & Poor's claims-paying ability ratings are based upon factors relevant to policyholders, agents and intermediaries and are not directed toward the protection of investors. Such ratings are not recommendations to buy, sell or hold securities. A.M. Best and Standard & Poor's each reviews its ratings from time to time. As of March 31, 2002, the A- (Excellent) financial strength ratings of our primary insurance subsidiaries remained "under review with negative implications". We cannot provide any assurance that the ratings of our insurance subsidiaries will remain at their current level. If those ratings are downgraded, sales of our insurance products could fall significantly and existing policy holders may redeem or lapse their policies, causing a material and adverse impact on our financial results and liquidity.

We Face Significant Contingent Obligations Associated with the D&O Loans.

     We have guaranteed bank loans totaling $545.2 million as of March 31, 2002 to approximately 155 current and former directors, officers and key employees, which we refer to as the D&O loans. The funds were used by the participants to purchase approximately 18.0 million shares of our common stock in open market or negotiated transactions with independent parties. Such shares are held by the banks as collateral for the loans. In addition, we have provided loans to participants for interest on the bank loans totaling $151.3 million. The bank loans which we and CIHC have each guaranteed mature on December 31, 2003. We have established a non-cash reserve for the exposure we have in connection with such guarantees. At March 31, 2002, our reserve for losses on the loan guarantees totaled $460.0 million based upon the value of the collateral and the creditworthiness of the participants. If we are required to pay on the guarantees, it could have a material adverse impact on our liquidity position.

The Covenants in Our Bank Credit Agreements Also Restrict Our Activities.

     In the first quarter of 2002, we amended the credit agreements related to our bank debt. We agreed to a number of covenants and other provisions that restrict our ability to borrow money and pursue some operating activities without the prior consent of the lenders under the credit agreements. Those provisions restrict our ability to use the proceeds of asset sales. We agreed to meet or maintain various financial ratios and balances. Our ability to meet these financial tests and maintain ratings may be affected by events beyond our control. The credit agreement also limits our ability to issue additional debt, incur additional contingent obligations, grant liens, dispose of assets, enter into transactions with affiliates, make certain investments, including in existing and new businesses, change our businesses, and modify our outstanding debt and preferred stock. Although we were in compliance with these provisions as of March 31, 2002, these provisions represent significant restrictions on the manner in which we may operate our business. If we default under any of these provisions, the lenders could declare all outstanding borrowings, accrued interest and fees to be due and payable. If that were to occur, no assurance can be given that we would have sufficient liquidity to repay our bank indebtedness in full or any of our other debts. The $1.5 billion facility is due December 31, 2003; however, subject to the absence of any default, we may further extend its maturity to March 31, 2005, provided that: (i) we pay an extension fee of 3.5% of the amount extended; (ii) cumulative principal payments of at least $200.0 million have been paid by September 30, 2002 and at least $500.0 million have been paid by September 30, 2003 and (iii) our interest coverage ratio for the four quarters ending September 30, 2003 is greater than or equal to 2.25 to 1.

We Are a Holding Company and Depend On Our Subsidiaries for Cash.

     We are a holding company with no business operations of our own; we depend on our operating subsidiaries for cash to make principal and interest payments on our debt (including payments to subsidiary trusts to be used for distributions on company-obligated mandatorily redeemable preferred securities), and to pay administrative expenses and income taxes. The cash we receive from our subsidiaries consists of fees for services, tax sharing payments, dividends and surplus debenture interest and principal payments. A deterioration in any of our material subsidiaries' financial condition, earnings or cash flow for any reason could limit such subsidiary's ability to pay cash dividends or other payments to us, which, in turn, would limit our ability to meet our debt service requirements and satisfy our other financial obligations.

     The ability of our insurance subsidiaries to pay dividends is subject to state insurance department regulations. These regulations generally permit dividends to be paid from earned surplus of the insurance company for any 12-month period in amounts equal to the greater of (or in a few states, the lesser of): (i) net gain from operations for the prior year; or (ii) 10% of surplus as of the end of the preceding year. Any dividends in excess of these levels require the approval of the director or commissioner of the applicable state insurance department. In March 2002, we received approval from various insurance regulatory authorities to pay dividends to Conseco of $225.0 million, of which $100.0 million was paid in April 2002. In addition, during the first quarter of 2002, we requested permission to pay dividends to Conseco of $15.0 million which request was approved by regulatory authorities in early April 2002. During the remainder of 2002, we expect to request permission from the regulatory authorities to pay additional extraordinary dividends, substantially all of which are related to anticipated reinsurance transactions. Although we believe that amounts required for us to meet our financial and operating obligations will be available from our subsidiaries, our results for future periods beyond 2002 are subject to numerous uncertainties. We may encounter liquidity problems, which could affect our ability to meet our obligations while attempting to meet competitive pressures or adverse economic conditions. In that event, the value of the notes could be materially adversely affected.

We Depend on Key Management Personnel.

     The development and implementation of our business strategies is dependent upon certain of our key management personnel, in particular Gary Wendt, our chief executive officer. The loss of any of our executive officers could have a material adverse effect on us. We have multi-year employment agreements with Mr. Wendt and certain other key managers. Mr. Wendt's employment agreement expires in 2005 and provides for vesting of certain financial benefits on June 30, 2002.

Delinquencies and Collateral Recovery Rates Experienced by Our Consumer Finance Subsidiary Can Be Adversely Impacted by a Variety of Factors, Many of Which Are Outside Our Control.

     Conseco Finance provided approximately 34% of our revenues for the three months ended March 31, 2002. Delinquencies on loans held in our loan portfolio and our ability to recover collateral and mitigate loan losses can be adversely impacted by a variety of factors, many of which are outside our control. For example, proposed changes to the federal bankruptcy laws applicable to individuals would make it more difficult for borrowers to seek bankruptcy protection, and the prospect of these changes may encourage certain borrowers to seek bankruptcy protection before the law changes, thereby increasing delinquencies. When loans are delinquent and Conseco Finance forecloses on the loan, its ability to sell collateral to recover or mitigate its losses is subject to the market value of such collateral. In manufactured housing, those values may be affected by the available inventory of manufactured homes on the market, a factor over which we have no control. It is also dependent upon demand for new homes, which is tied to economic factors in the general economy. In addition, repossessed collateral is generally in poor condition, which reduces its value.

     Recently, many consumer lenders have stopped or significantly scaled back their consumer finance operations in the manufactured housing sector. These lenders began to foreclose on collateral pledged to secure loans at a more aggressive rate. Conseco Finance may face increased competition from such lenders in disposing of collateral pledged to secure its loans. Often collateral is in similar forms. There is a limited number of collateral buyers and the exiting consumer lenders may be willing to sell their foreclosed collateral at prices significantly below fair market value. As a result, collateral recovery rates for Conseco Finance may fall, which could have a material adverse effect on the financial position and results of Conseco Finance, and reduces the funds available for distribution to us and for the benefit of our creditors.

An Economic Downturn May Lead to a Deterioration in Our Asset Quality and Adversely Affect Our Finance Business Earnings and Cash Flow.

     The risks associated with our finance business become more acute in any economic slowdown or recession. Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit and declining asset values. In the home equity mortgage and manufactured housing businesses, any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowing and increases the loan-to-value ratios of loans previously made, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. For our finance customers, loss of employment, increases in cost-of-living or other adverse economic conditions would impair their ability to meet their payment obligations. In addition, in an economic slowdown or recession, our servicing and litigation costs increase. Any sustained period of increased delinquencies, foreclosures, losses or increased costs would adversely affect our financial condition and results of operations.

Our Net Interest Income and Servicing Fees from Our Finance Operations Are Subject to Prepayment Risk.

     At March 31, 2002, we had $41.5 billion of managed receivables on which we earn net interest income and servicing fees. Prepayments of our managed receivables, whether due to refinancing, repayments or foreclosures, in excess of management's estimates could adversely affect our future cash flow at our finance subsidiary due to the resulting loss of servicing fee revenue and net interest income on such prepaid receivables. Prepayments can result from a variety of factors, many of which are beyond our control, including changes in interest rates and general economic conditions.

We Depend Upon Securitization Programs to Fund Our Finance Operations.

     The most significant source of liquidity for our finance operations has been our ability to finance the receivables we originate through loan securitizations. Accordingly, adverse changes in the securitization market could impair our ability to originate, purchase and sell loans or other assets on a favorable or timely basis. Any such impairment could have a material adverse effect upon our business and results of operations. The securitization market is sensitive to the credit ratings of Conseco Finance in connection with our securitization program. A negative change in the credit ratings of Conseco Finance could have a material adverse effect on our ability to access capital through the securitization market. In addition, the securitization market for many types of assets is relatively undeveloped and may be more susceptible to market fluctuations or other adverse changes than more developed capital markets. Although we have alternative sources of funding, principally warehouse and bank credit facilities as well as loan sales, these alternatives may not be sufficient for us to continue to originate loans at our current origination levels.

     At May 28, 2002, we had $1.9 billion of committed (and an additional $1.9 billion of uncommitted) capacity under our warehouse and bank credit facilities to fund our finance operations, subject to certain conditions. At March 31, 2002, we had borrowed $2.0 billion under these agreements, leaving $1.8 billion available to borrow (of which approximately $0.3 billion is committed). If we are unable to securitize our asset portfolios, our loan originations will significantly decrease and our liquidity will be negatively affected.

     Although we expect to be able to obtain replacement financing when our current securitization facilities expire, there can be no assurance that financing will be obtainable on favorable terms, if at all. To the extent that we are unable to arrange any third party or other financing, our loan origination activities would be adversely affected, which could have a material adverse effect on our operations, financial results and cash position.

We May Experience further Downgrades in Our Credit Ratings Which Could Affect Our Debt

     We have most recently experienced two consecutive years of net losses. Rating agencies have recently downgraded our credit rating for our debt and our company-obligated mandatorily redeemable preferred securities of subsidiary trusts. On May 28, 2002, the credit ratings for certain of our notes was downgraded to "Caa1" from "B2" by Moody's, which said its ratings outlook for us is negative. Our senior debt remains on credit watch for further downgrade at Standard & Poor's, which currently rates our senior unsecured debt at "B". At May 31, 2002, our senior debt was rated "B-" and on Rating Watch Negative by Fitch IBCA ("Fitch Ratings"). A downgrade in our credit rating affects our cost of borrowing and our ability to borrow from lenders. Accordingly, for future periods beyond 2002, we can make no assurances that we will have, or will be able to obtain, sufficient funds to repay our debt securities when they become due.

Our Financial Performance May Be Subject to Volatility Due to Possible Impairment Charges Relating to the Valuation of Interest-Only Securities.

     Conseco Finance holds substantial residual interests in securitization transactions executed prior to September 1999, which we refer to as interest-only securities. We carry these securities at estimated fair value, which we determine by discounting the projected cash flows over the expected life of the loan receivables sold using prepayment, default, loss and interest rate assumptions. Since September 1999, we have securitized our loan receivables using the portfolio method resulting in balance sheet financing treatment. As a result, we are no longer creating interests in interest-only securities.

     We are required to recognize declines in the value of our interest-only securities, and resulting charges to earnings, when: (i) their fair value is less than their carrying value, and (ii) the timing and/or amount of cash expected to be received from these securities has changed adversely from the previous valuation that determined the carrying value. The assumptions we use to determine new values are based on our internal evaluations and consultation with external advisors having significant experience in valuing these securities. Although we believe our methodology is reasonable, many of the assumptions and expectations underlying our determinations may prove wrong, in which case there may be an adverse effect on our financial results. Largely as a result of adverse changes in the underlying assumptions, we recognized impairment charges of $386.9 million in 2001, $515.7 million in 2000, $554.3 million in 1999 and $549.4 million in 1998 to reduce the book value of our interest-only securities and servicing rights. At March 31, 2002, the carrying value of our interest-only securities, net of servicing liabilities was $148.3 million (including unrealized gains of $25.1 million).

     No assurances can be given that our current valuation of interest-only securities will prove accurate in future periods. In addition, in the securitizations to which these interest-only securities relate, we have retained certain contingent risks in the form of guarantees of residual interests. At March 31, 2002, the total amount of these guarantees by Conseco Finance was $1.5 billion. If we have to make more payments on these guarantees than anticipated, or we experience higher than anticipated rates of loan repayment, including due to foreclosures or charge-offs, or any adverse changes in our other assumptions used for valuation (such as interest rates), we could be forced to recognize additional impairment charges which could have a material adverse effect on our financial condition or results of operations.

Our Insurance Business Performance May Decline if Our Premium Rates Are Not Adequate.

     We set the premium rates on our health insurance policies based on facts and circumstances known at the time we issue the policies and on assumptions about numerous variables, including the actuarial probability of a policyholder incurring a claim, the severity, and the interest rate earned on our investment of premiums. In setting premium rates, we consider historical claims information, industry statistics, the rates of our competitors and other factors. If our actual claims experience proves to be less favorable than we assumed and we are unable to raise our premium rates, our financial results may be adversely affected. We generally cannot raise our premiums in any state unless we first obtain the approval of the insurance regulator in that state. We review the adequacy of our premium rates regularly and file rate increases on our products when we believe existing premium rates are too low. It is possible that we will not be able to obtain approval for premium rate increases from currently pending requests or requests filed in the future. If we are unable to raise our premium rates because we fail to obtain approval for a rate increase in one or more states, our net income may decrease. If we are successful in obtaining regulatory approval to raise premium rates due to unfavorable actual claims experience, the increased premium rates may reduce the volume of our new sales and cause existing policyholders to allow their policies to lapse. This would reduce our premium income in future periods. Increased lapse rates also could require us to expense all or a portion of the deferred policy costs relating to lapsed policies in the period in which those policies lapse, adversely affecting our financial results in that period.

Our Reserves for Future Insurance Policy Benefits and Claims May Prove To Be Inadequate, Requiring Us To Increase Liabilities and Resulting In Reduced Net Income and Shareholders' Equity.

     We calculate and maintain reserves for the estimated future payment of claims to our policyholders using the same actuarial assumptions that we use to set our premiums. For our health insurance business, we establish an active life reserve plus a liability for due and unpaid claims, claims in the course of settlement, and incurred but not reported claims, as well as a reserve for the present value of amounts not yet due on claims. Many factors can affect these reserves and liabilities, such as economic and social conditions, inflation, hospital and pharmaceutical costs, changes in doctrines of legal liability, and extracontractual damage awards. Therefore, the reserves and liabilities we establish are necessarily based on extensive estimates, assumptions and prior years' statistics. Establishing reserves is an uncertain process, and it is possible that actual claims will materially exceed our reserves and have a material adverse effect on our results of operations and financial condition. Our financial performance depends significantly upon the extent to which our actual claims experience is consistent with the assumptions we used in setting our reserves and pricing our policies. If our assumptions with respect to future claims are incorrect, and our reserves are insufficient to cover our actual losses and expenses, we would be required to increase our liabilities resulting in an adverse effect to our financial results and financial position.

We Are Subject to Extensive Regulation.

     Our finance and insurance businesses are subject to extensive regulation and supervision in the jurisdictions in which we operate, which is primarily for the benefit and protection of our customers, and not for the benefit of our investors or creditors. Our finance operations are subject to regulation by federal, state and local government authorities, as well as to various laws and judicial and administrative decisions, that impose requirements and restrictions affecting, among other things, our loan originations, credit activities, maximum interest rates, finance and other charges, disclosure to customers, the terms of secured transactions, collection, repossession and claims-handling procedures, multiple qualification and licensing requirements for doing business in various jurisdictions, and other trade practices. Although we believe that we are in compliance in all material respects with applicable local, state and federal laws, rules and regulations, it is possible that more restrictive laws, rules or regulations will be adopted in the future that could make compliance more difficult or expensive, restrict our ability to originate or sell loans, further limit or restrict the amount of interest and other charges earned on loans originated by us, further limit or restrict the terms of loan agreements, or otherwise adversely affect our business or prospects.

     Our insurance subsidiaries are subject to state insurance laws that establish supervisory agencies with broad administrative powers relative to granting and revoking licenses to transact business, regulating sales and other practices, licensing agents, approving policy forms, setting reserve and solvency requirements, determining the form and content of required statutory financial statements, limiting dividends and prescribing the type and amount of investments.

Recently Enacted and Pending or Future Legislation Could Also Affect the Financial Performance of Our Insurance Operations.

     During recent years, the health insurance industry has experienced substantial changes, primarily caused by healthcare legislation. Recent federal and state legislation and legislative proposals relating to healthcare reform contain features that could severely limit or eliminate our ability to vary our pricing terms or apply medical underwriting standards with respect to individuals which could have the effect of increasing our loss ratios and have an adverse effect on our financial results. In particular, Medicare reform and legislation concerning prescription drugs could affect our ability to price or sell our products.

     In addition, proposals currently pending in Congress and some state legislatures may also affect our financial results. These proposals include the implementation of minimum consumer protection standards for inclusion in all long term care policies, including: guaranteed premium rates; protection against inflation; limitations on waiting periods for pre-existing conditions; setting standards for sales practices for long term care insurance; and guaranteed consumer access to information about insurers, including lapse and replacement rates for policies and the percentage of claims denied. Enactment of any of these proposals could adversely affect our financial results.

Changing Interest Rates May Adversely Affect Our Results of Operations.

     Profitability may be directly affected by the level of and fluctuations in interest rates which affect our ability to earn a spread between interest received on loans and the costs of liabilities. While we monitor the interest rate environment and employ hedging strategies designed to mitigate the impact of changes in interest rates, our financial results could be adversely affected by changes in interest rates. During periods of increasing interest rates, we generally experience market pressure to reduce servicing spreads in our financing operations. In addition, an increase in interest rates may decrease the demand for consumer credit. A substantial and sustained increase in interest rates could, among other things: (i) adversely affect our ability to purchase or originate loans or other assets; (ii) reduce the average size of loans underwritten; and (iii) increase securitization funding costs. A significant decline in interest rates could decrease the size of our loan servicing portfolio by increasing the level of loan prepayments, thereby shortening the life and impairing the value of our interest-only securities. Fluctuating interest rates also may affect our net interest income earned resulting from the difference between the yield to us on loans held pending securitization and the cost of funds obtained by us to finance such loans.

     Our spread-based insurance business is subject to several inherent risks arising from movements in interest rates, especially if we fail to anticipate or respond to such movements. First, interest rate changes can cause compression of our net spread between interest earned on investments and interest credited on customer deposits, thereby adversely affecting our results. Second, if interest rate changes produce an unanticipated increase in surrenders of our spread-based products, we may be forced to sell investment assets at a loss in order to fund such surrenders. At December 31, 2001, approximately 19% of our total insurance liabilities (or approximately $4.8 billion) could be surrendered by the policyholder without penalty. Finally, changes in interest rates can have significant effects on the performance of our mortgage-backed securities portfolio, including collateralized mortgage obligations, as a result of changes in the prepayment rate of the loans underlying such securities. We follow asset/liability strategies that are designed to mitigate the effect of interest rate changes on our profitability. However, there can be no assurance that management will be successful in implementing such strategies and achieving adequate investment spreads.

We Are Subject to Litigation Claims Which Could Be Material.

     We and our subsidiaries are involved on an ongoing basis in lawsuits relating to our operations, including with respect to sales practices, and we and current and former officers and directors are defendants in pending class action lawsuits asserting claims under the securities laws and derivative claims. The ultimate outcome of these lawsuits cannot be predicted with certainty. Director and officer liability insurance against certain liabilities, including liabilities under the securities laws, was in force at the time the securities and derivative litigation was commenced. The outcome of these lawsuits may have a material adverse effect on our financial performance and liquidity.

The Markets in Which We Compete Are Highly Competitive.

     Each of the markets in which we operate is highly competitive. Competitors include, in the finance segment, finance companies, commercial banks, thrifts, other financial institutions, credit unions and manufacturers and vendors, and in the insurance segment, other life insurers, commercial banks, thrifts, mutual funds and broker-dealers. Many of our competitors in different segments and regions are larger companies that have greater capital, technological and marketing resources, and have access to capital at a lower cost. Because the actual cost of products is unknown when they are sold, we are subject to competitors who may sell a product at a price that does not cover its actual cost. In the insurance business, claims paying ability ratings can be a key competitive factor in marketing products and in attracting and retaining agents. Should the claims paying ability rating of one or more of our insurance subsidiaries decline, we may not be able to compete successfully.

Tax Law Changes Could Adversely Affect Our Insurance Product Sales and Profitability.

     We sell deferred annuities and some forms of life insurance products which are attractive to purchasers, in part, because policyholders generally are not subject to United States federal income tax on increases in policy values until some form of distribution is made. Recently, Congress enacted legislation to lower marginal tax rates, reduce the federal estate tax gradually over a ten-year period, with total elimination of the federal estate tax in 2010 and increase contributions which may be made to individual retirement accounts and 401(k) accounts. While these tax law changes will sunset at the beginning of 2011 absent future congressional action, they could in the interim diminish the appeal of our annuity and life insurance products. Additionally, Congress has considered, from time to time, other possible changes to the U.S. tax laws, including elimination of the tax deferral on the accretion of value within certain annuities and life insurance products. There can be no assurance that further tax legislation will not be enacted which would contain provisions with possible adverse effects on our annuity and life insurance products.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     Our selected consolidated financial data are based on and derived from, and should be read in conjunction with, our quarterly report on Form 10-Q for the quarter ended March 31, 2002, and our annual report on Form 10-K for the year ended December 31, 2001, and the related notes thereto. Our consolidated balance sheets at December 31, 2001 and 2000, and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 2001, 2000 and 1999, and notes thereto were audited by PricewaterhouseCoopers LLP, independent accountants. Our consolidated financial statements as of December 31, 2001 and 2000, and for each of the three years ended December 31, 2001, are included in our annual report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference herein. The selected consolidated financial data set forth for the three months ended March 31, 2002 and 2001 are unaudited; however, in the opinion of our management, the accompanying selected financial data contain all adjustments, consisting only of normal recurring items, necessary to present fairly the selected financial data for such periods. The results of operations for the three months ended March 31, 2002, may not be indicative of the results of operations to be expected for a full year. See "Where You Can Find More Information" in this prospectus.

     The comparison of selected consolidated financial data is significantly affected by the following business combinations accounted for as purchases:
Washington National Corporation (effective December 1, 1997); Colonial Penn Life Insurance Company and Providential Life Insurance Company (September 30, 1997); Pioneer Financial Services, Inc. (April 1, 1997); and Capitol American Financial Corporation (January 1, 1997). All financial data have been restated to give retroactive effect to the merger (completed on June 30, 1998) with Conseco Finance accounted for as a pooling of interests.

                                                Three months ended
                                                     March 31,                 Years ended December 31,
                                                  --------------      -------------------------------------------
                                                  2002      2001      2001      2000      1999      1998      1997
                                                  ----      ----      ----      ----      ----      ----      ----
                                                            (Amounts in millions, except per share data)
STATEMENT OF OPERATIONS DATA
Insurance policy income.....................     $957.2  $1,029.2  $4,065.7  $4,220.3  $4,040.5  $3,948.8  $3,410.8
Gain on sale of finance receivables (a).....        7.2       8.9      26.9       7.5     550.6     745.0     779.0
Net investment income.......................      856.7     897.8   3,778.1   3,914.3   3,411.4   2,506.5   2,171.5
Net realized investment gains (losses) .....      (52.2)   (113.3)   (413.7)   (358.3)   (156.2)    208.2     266.5
Impairment charge related to retained
  interests in securitization transactions..        -        (7.9)   (386.9)   (515.7)   (554.3)   (549.4)   (190.0)
Total revenues..............................    1,859.3   2,123.0   7,695.2   7,771.2   7,781.4   7,210.8   6,682.2
Interest expense:
  Corporate.................................       74.4     105.1     369.6     438.4     249.1     182.2     109.4
  Finance and investment borrowings.........      294.3     313.9   1,239.6   1,014.7     312.6     258.3     202.9
Total benefits and expenses.................    1,961.4   1,948.7   8,114.6   9,133.0   6,630.5   6,165.1   5,196.5
Income (loss) before extraordinary gain (loss)
  and cumulative effect of accounting change      (99.9)     83.8    (423.1) (1,130.9)    595.0     509.7     873.3
Adjusted income (loss) before extraordinary
  gain (loss) and cumulative effect of
  accounting change (h).....................      (99.9)    111.3    (313.5) (1,018.4)    705.1     619.9     957.8
Extraordinary gain (loss) on extinguishment
  of debt, net of income tax................        4.0        .3      17.2      (5.0)      -       (42.6)     (6.9)
Cumulative effect of accounting change, net
  of income tax.............................        -         -         -        55.3       -         -         -
Net income (loss) (b).......................      (95.9)     84.1    (405.9) (1,191.2)    595.0     467.1     866.4
Adjusted net income (loss) (h)..............      (95.9)    111.6    (296.3) (1,078.7)    705.1     577.3     950.9
Preferred stock dividends ..................        1.0       3.9      12.8      11.0       1.5       7.8      21.9
Net income (loss) applicable to common stock      (96.9)     80.2    (418.7) (1,202.2)    593.5     459.3     844.5
Adjusted net income (loss) applicable
  to common stock (h).......................      (96.9)    107.7    (309.1) (1,089.7)    703.6     569.5     929.0
PER SHARE DATA (c)
Net income (loss), basic....................      $(.28)     $.24    $(1.24)   $(3.69)    $1.83     $1.47     $2.72
Adjusted net income (loss), basic(h)........       (.28)      .32      (.92)    (3.34)     2.17      1.82      2.99
Net income (loss), diluted..................       (.28)      .23     (1.24)    (3.69)     1.79      1.40      2.52
Adjusted net income (loss), diluted(h)......       (.28)      .30      (.92)    (3.34)     2.12      1.73      2.77
Dividends declared per common share.........        -         -         -        .100      .580      .530      .313
Book value per common share outstanding.....      11.88     14.00     12.34     11.95     15.50     16.37     16.45
Shares outstanding at period-end............      346.0     337.6     344.7     325.3     327.7     315.8     310.0
Weighted average shares outstanding for
  diluted earnings..........................      345.2     372.7     338.1     326.0     332.9     332.7     338.7


                                                Three months ended
                                                     March 31,                 Years ended December 31,
                                                  --------------      -------------------------------------------
                                                  2002      2001      2001      2000      1999      1998      1997
                                                  ----      ----      ----      ----      ----      ----      ----
                                                            (Amounts in millions, except per share data)
BALANCE SHEET DATA - PERIOD END
Total investments...........................  $24,999.7 $25,581.1 $25,027.2 $25,017.6 $26,431.6 $26,073.0 $26,699.2
Goodwill....................................    3,695.4   3,744.7   3,695.4   3,800.8   3,927.8   3,960.2   3,693.4
Total assets................................   61,490.8  58,459.4  61,392.3  58,589.2  52,185.9  43,599.9  40,679.8
Notes payable and commercial paper:
  Corporate.................................    4,092.8   4,925.0   4,087.6   5,055.0   4,624.2   3,809.9   2,354.9
  Finance...................................    2,202.8   2,000.2   2,527.9   2,810.9   2,540.1   1,511.6   1,863.0
  Related to securitized finance receivables
    structured as collateralized borrowings.   15,048.7  12,396.1  14,484.5  12,100.6   4,641.8       -         -
Total liabilities...........................   54,962.3  51,334.0  54,724.8  51,810.9  43,990.6  36,229.4  34,082.0
Company-obligated mandatorily redeemable
  preferred securities of subsidiary trusts.    1,916.2   1,909.4   1,914.5   2,403.9   2,639.1   2,096.9   1,383.9
Shareholders' equity........................    4,612.3   5,216.0   4,753.0   4,374.4   5,556.2   5,273.6   5,213.9
OTHER FINANCIAL DATA (c) (d)
Premium and asset accumulation product
  collections (e)...........................   $1,520.5  $1,620.6  $6,247.1  $7,158.6  $6,986.0  $6,051.3  $5,075.6
Operating earnings (f)......................       39.9      54.0     218.0     151.8     749.2     841.1     991.8
Managed finance receivables.................   41,532.2  44,776.9  43,002.3  46,585.9  45,791.4  37,199.8  27,957.1
Total managed assets (at fair value) (g)....   93,112.0  93,603.2  94,567.7  95,471.7  98,561.8  87,247.4  70,259.8
Shareholders' equity, excluding accumulated
  other comprehensive income (loss).........    5,108.0   5,612.9   5,192.0   5,025.4   6,327.8   5,302.0   5,013.3
Book value per common share outstanding,
  excluding accumulated other comprehensive
  income (loss)............................       13.32     15.17     13.61     13.95     17.85     16.46     15.80
Delinquencies greater than 60 days as a
  percentage of managed finance
  receivables..............................        1.99%     1.72%     2.10%     1.76%     1.42%     1.19%     1.08%

     (a) Subsequent to September 8, 1999, we no longer structure the securitizations of the loans we originate in a manner that results in gain-on-sale revenues. After that date, the gains we recognize are generally related to the sale of the entire loan (with no interests retained by the Company). For more information on this change, refer to our annual report on Form 10-K for the fiscal year ended December 31, 2001 and our quarterly report on Form 10-Q for the period ended March 31, 2002, both of which are incorporated by reference herein.

     (b)  Net income (loss) includes the following:

                                                Three months ended
                                                     March 31,                 Years ended December 31,
                                                  --------------      -------------------------------------------
                                                  2002      2001      2001      2000      1999      1998      1997
                                                  ----      ----      ----      ----      ----      ----      ----
                                                            (Dollars in millions, except per share data)
Net investment gains (losses), net of income
   tax and other items......................     $(34.1)   $(59.1)  $(242.8) $(198.1)  $(111.9)  $ (32.8)  $  44.1
Impairment charge, net of income tax........        -        (5.0)   (250.4)  (324.9)   (349.2)   (355.8)   (117.8)
Special charges and additional amortization,
   net of income tax........................      (45.2)    (10.0)   (123.5)  (534.9)      -      (148.0)      -
Gain on sale of interest in riverboat, net
   of income tax............................        -       122.6     122.6      -         -         -         -
Provision for losses related to loan
  guarantees, net of income tax.............      (26.0)      -      (110.2)  (150.0)    (11.9)      -         -
Venture capital income (loss), net of
  expenses and taxes........................      (35.5)    (17.5)    (15.2)   (99.4)    170.0       -         -
Amounts related to discontinued businesses
  and other non-recurring items, net of
  income tax................................        -        (5.1)    (34.4)    13.6     147.3     205.2     (44.8)
Cumulative effect of accounting change, net
  of income tax.............................        -         -         -      (55.3)      -         -         -
Extraordinary gain (loss) on extinguishment
  of debt, net of income tax................        4.0        .3      17.2     (5.0)      -       (42.6)     (6.9)

       For additional discussion of the above items refer to our annual report on Form 10-K for the fiscal year ended December 31, 2001 and our quarterly report on Form 10-Q for the period ended March 31, 2002, both of which are incorporated by reference herein.


     (c) All share and per-share amounts have been restated to reflect the two-for-one stock split paid on February 11, 1997.

     (d) Amounts under this heading are included to assist the reader in analyzing the Company's financial position and results of operations. Such amounts are not intended to, and do not, represent insurance policy income, net income, shareholders' equity or book value per share prepared in accordance with generally accepted accounting principles.

     (e) Includes premiums received from universal life products and products without mortality or morbidity risk. Such premiums are not reported as revenues under generally accepted accounting principles and were $585.5 million and $610.5 million for the three months ended March 31, 2002 and 2001, respectively; $2,267.2 million in 2001; $2,731.1 million in 2000; $3,023.3 million in 1999; $2,585.7 million in 1998;
          and $2,099.4 million in 1997. Also includes deposits in mutual funds totaling $88.5 million and $111.3 million for the three months ended March 31, 2002 and 2001, respectively; $468.7 million in 2001; $794.2 million in 2000; $479.3 million in 1999; $87.1 million in

          1998; and $19.9 million in 1997. Also includes premiums related to our discontinued major medical business, totaling $134.8 million and $209.5 million for the three months ended March 31, 2002 and 2001, respectively; $737.1 million in 2001; $910.6 million in 2000; $855.7 million in 1999; $878.2 million in 1998; and $744.0 million in 1997.

     (f) Represents net income excluding the items described in note (b) above. For additional discussion of the criteria we use to identify the items excluded from operating earnings refer to our annual report on Form 10-K for the fiscal year ended December 31, 2001 and our quarterly report on Form 10-Q for the period ended March 31, 2002, both of which are incorporated by reference herein.

     (g) Includes: (i) all of the Company's assets; (ii) the total finance receivables managed by Conseco Finance applicable to the holders of asset-backed securities sold by Conseco Finance in securitizations structured in a manner that resulted in gain-on-sale revenue (adjusted for the interests retained by the Company); and (iii) the total market value of the investment portfolios managed by the Company for others of $8.3 billion and $6.9 billion at March 31, 2002 and 2001, respectively, $8.3 billion, $7.2 billion, $11.4 billion, $11.2 billion and $5.1 billion at December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

     (h) The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142") in June 2001. Under the new rules, intangible assets with an indefinite life are no longer amortized in periods subsequent to December 31, 2001, but are subject to annual impairment tests (or more frequent under certain circumstances), effective January 1, 2002. Conseco has determined that all of its goodwill has an indefinite life and is therefore subject to the new rules. For additional discussion of our adoption of SFAS 142 refer to our annual report on Form 10-K for the fiscal year ended December 31, 2001 and our quarterly report on Form 10-Q for the period ended March 31, 2002, both of which are incorporated by reference herein. A reconciliation of reported net income (loss) to adjusted net income (loss) before the extraordinary gain (loss) on extinguishment of debt and cumulative effect of accounting change is as follows assuming that the nonamortization provisions of SFAS 142 were applied in all periods presented:


                                                Three months ended
                                                     March 31,                 Years ended December 31,
                                                  --------------      -------------------------------------------
                                                  2002      2001      2001      2000      1999      1998      1997
                                                  ----      ----      ----      ----      ----      ----      ----
                                                            (Dollars in millions, except per share data)
Net income (loss), as reported..............     $(95.9)  $  84.1   $(405.9)$(1,191.2)  $595.0    $467.1    $866.4
Add: amortization of goodwill, net of
  income taxes..............................        -        27.5     109.6     112.5    110.1     110.2      84.5
                                                 ------     -----   -------  --------   ------    ------    ------
Adjusted net income (loss)..................      (95.9)    111.6    (296.3) (1,078.7)   705.1     577.3     950.9
Less: extraordinary (gain) loss on
  extinguishment of debt, net of income
  taxes.....................................       (4.0)      (.3)    (17.2)      5.0      -        42.6       6.9
Add: cumulative effect of accounting change,
  net of income taxes.......................        -         -         -        55.3      -         -         -
                                                 ------     -----   -------  --------   ------    ------    ------
Adjusted net income (loss) before
  extraordinary (gain)loss on extinguishment
  of debt and cumulative effect of
  accounting change.........................     $(99.9)  $ 111.3   $(313.5)$(1,018.4)  $705.1    $619.9    $957.8
                                                 ======   =======   ======= =========   ======    ======    ======
Income (loss) per common share:
  Basic:
    Net income (loss) as reported...........      $(.28)     $.24    $(1.24)   $(3.69)  $ 1.83    $ 1.47    $ 2.72
    Add: amortization of goodwill, net of
      income taxes..........................       -          .08       .32       .35      .34       .35       .27
                                                  -----      ----    ------    ------   ------    ------    ------
    Adjusted net income (loss)..............       (.28)      .32      (.92)    (3.34)    2.17      1.82      2.99
    Less: extraordinary (gain) loss on
      extinguishment of debt, net of income
      taxes.................................       (.01)     -         (.05)      .01     -          .14       .02
    Add: cumulative effect of accounting
      change, net of income taxes...........       -         -         -          .17     -         -         -
                                                  -----      ----    ------    ------   ------    ------    ------
      Adjusted net income (loss) before
         extraordinary (gain) loss on
         extinguishment of debt and
         cumulative effect of accounting
         change............................       $(.29)     $.32     $(.97)   $(3.16)  $ 2.17   $ 1.96    $ 3.01
                                                  =====      ====     =====    ======   ======    ======    ======
  Diluted:
    Net income (loss) as reported..........       $(.28)     $.23    $(1.24)   $(3.69)  $ 1.79    $ 1.40    $ 2.52
    Add: amortization of goodwill, net of
      income taxes.........................        -          .07       .32       .35      .33       .33       .25
                                                  -----      ----    ------    ------   ------    ------    ------
    Adjusted net income (loss).............        (.28)      .30      (.92)    (3.34)    2.12      1.73      2.77
    Less: extraordinary (gain) loss on
      extinguishment of debt, net of
      income taxes.........................        (.01)     -         (.05)      .01     -          .13       .02
    Add: cumulative effect of accounting
      change, net of income taxes..........        -         -         -          .17     -         -         -
                                                  -----      ----    ------    ------   ------    ------    ------
      Adjusted net income (loss) before
        extraordinary (gain) loss on
        extinguishment of debt and
        cumulative effect of accounting
        change.............................       $(.29)     $.30    $ (.97)   $(3.16)  $ 2.12    $ 1.86    $ 2.79
                                                  =====      ====    ======    ======   ======    ======    ======

                                 USE OF PROCEEDS

     The selling stockholder or his transferees will pay any underwriting discounts and commissions and expenses for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, NYSE listing fees, fees and expenses of our counsel, fees and expenses of our accountants, and blue sky fees and expenses.


                          DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock was 1,020,000,000 shares as of March 31, 2002, consisting of:

     o 20,000,000 shares of preferred stock, of which 2,799,237 were outstanding; and

     o 1,000,000,000 shares of common stock, of which 346,002,814 shares were outstanding.

     Dividends. Holders of common stock are entitled to receive dividends and other distributions in cash, stock or property, when, as and if declared by the board of directors out of our assets or funds legally available for payment of dividends or other distributions and will share equally on a per share basis in all dividends and other distributions, subject to the rights of holders of preferred stock.

     Voting Rights. At every meeting of shareholders, every holder of common stock is entitled to one vote per share. Subject to any voting rights which may be granted to holders of preferred stock, any action submitted to shareholders is approved if the number of votes cast in favor of the action exceeds the number of votes against, except where other provision is made by law and subject to applicable quorum requirements.

     Liquidation Rights. If there is any liquidation dissolution or winding-up of Conseco, whether voluntary or involuntary, the holders of common stock are entitled to share equally in the assets available for distribution after payment of all liabilities and provision for the liquidation preference of any shares of preferred stock then outstanding.

     The holders of common stock have no preemptive rights, cumulative voting rights, subscription rights, or conversion rights and the common stock may not be redeemed. The transfer agent and registrar for the common stock is First Union National Bank. The common stock is traded on the New York Stock Exchange under the symbol "CNC". All shares of common stock offered by this prospectus are fully paid and non-assessable.

Preferred Stock

     The board of directors may issue preferred stock in one or more series and may fix the designations, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions on the preferred stock, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and may fix the number of shares to be included in any such series. Any preferred stock may rank senior to the common stock for the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any shares of preferred stock may have class or series voting rights. Issuances of preferred stock, while providing us with flexibility in connection with general corporate purposes, may, among other things, have an adverse effect on the rights of holders of common stock. The board of directors, without stockholder approval, can issue preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change of control of the Company or to make the removal of management more difficult. In certain circumstances, this could have the effect of decreasing the market price of the common stock.

Certain Provisions of the Company's Articles of Incorporation and Bylaws

     Some provisions of our articles of incorporation and bylaws may make it more difficult to effect a change in control if our board of directors determines that the change in control would not be in the best interests of our shareholders. It could be argued, contrary to the belief of our board of directors, that these provisions are not in the best interests of the shareholders to the extent that they will have the effect of tending to discourage possible takeover bids, which might be at prices that are higher than the recent market prices for our common stock. The most important of those provisions are described below.

     Our articles of incorporation authorize the establishment in the bylaws of a classified board of directors. The bylaws, in turn, provide that the directors serve staggered three-year terms, with the member of only one class being elected in any year.

     A classified board of directors may increase the difficulty of removing incumbent directors, providing the directors with enhanced ability to retain their positions. A classified board of directors may also make it more difficult for a third party to acquire control of Conseco by means of a proxy contest. In addition, the classification may make it more difficult to replace a majority of directors for business reasons unrelated to a change in control.

     Our articles of incorporation provide the holders of our voting stock will not be entitled to vote on some business transactions, defined to include, among other things, some mergers, consolidations, sales, leases, transfers or other dispositions of a substantial part of our assets, with related persons, including persons beneficially owning more than 10% of our outstanding voting stock, nor may the business combination transactions be effected, unless:

     o the relevant business combination has been approved by two-thirds of the continuing directors; or

     o the aggregate amount of the cash and the fair value of any consideration other than cash to be received by any holder of our common stock or preferred stock in the business combination for each share of common stock or preferred stock will be at least equal to the highest per share price paid by the related person to acquire any shares of common stock or preferred stock, as the case may be, beneficially owned by the related person.

     As discussed above, our preferred stock may be issued from time to time in one or more series with the rights, preferences, limitations and restrictions that may be determined by the board of directors. The issuance of preferred stock could be used, under some circumstances, as a method of delaying or preventing a change of control of Conseco and could have a detrimental effect on the rights of holders of common stock, including loss of voting control.

     The provisions of our articles of incorporation regarding the classified board of directors and business combination transactions may be amended only with the affirmative approval of holders of at least 80% of our outstanding voting stock.

     Our by-laws may be amended by majority vote of the board of directors.

Provisions of Corporate and Insurance Laws

     In addition to our articles of incorporation and bylaws, some provisions of Indiana law may delay, deter or prevent a merger, tender offer or other takeover attempt of the Company.

     Under the Indiana Business Corporation Law, a director may, in considering the best interests of a corporation, consider the effects of any action on shareholders, employees, suppliers and customers of the corporation, on communities in which offices or other facilities of the corporation are located, and any other factors the director considers pertinent.

     The Indiana Business Corporation Law provides that no business combination, defined to include some mergers, sales of assets, sales of 5% or more of outstanding stock, loans, recapitalizations or liquidations or dissolutions, involving a corporation and an interested shareholder, defined to include any holder of 10% or more of the corporation's voting stock, may be entered into unless it has been approved by the board of directors of the corporation or:

     o five years have expired since the acquisition of shares of the corporation by the interested shareholder;

     o all requirements of the corporation's articles of incorporation relating to business combinations have been satisfied; and

     o either (1) a majority of shareholders of the corporation, excluding the interested shareholder, approve the business combination or (2) all shareholders are paid fair value for their stock, as defined in the statute.

However, this law does not restrict any offer to purchase all of a corporation's shares.

     The Indiana Business Corporation Law also provides that when a target corporation, incorporated in Indiana and having its principal place of business, principal office or substantial assets in Indiana, like the Company, has a specified threshold of ownership by Indiana residents, any acquisition which, together with its previous holdings, gives the acquiror at least 20% of the target's voting stock triggers a shareholder approval mechanism. If the acquiror files a statutorily required disclosure statement, the target's management has 50 days within which to hold a special meeting of shareholders at which all disinterested shareholders of the target not affiliated with the acquiror or any officer or inside director of the target consider and vote upon whether the acquiror will have voting rights for the shares of the target held by it. Without shareholder approval, the shares acquired by the acquiror have no voting rights. If the acquiror fails to file the statutorily required disclosure statement, the target can redeem the acquiror's shares at a price to be determined according to procedures devised by the target. These provisions of the Indiana Business Corporation Law apply to Indiana corporations, unless the corporation has elected otherwise, which we have not done, in its articles of incorporation or bylaws.

     In addition, the insurance laws and regulations of the jurisdictions in which we or our insurance subsidiaries do business may impede or delay a business combination involving us. State insurance holding company laws and regulations applicable to us generally provide that no person may acquire control of a company, and thus indirect control of its insurance subsidiaries, unless the person has provided required information to, and the acquisition is approved or not disapproved by, the appropriate insurance regulatory authorities. Generally, any person acquiring beneficial ownership of 10% or more of the common stock would be presumed to have acquired control, unless the appropriate insurance regulatory authorities upon advance application determine otherwise.


                               SELLING STOCKHOLDER

     Under our employment agreement with Gary C. Wendt, we issued to him 3,200,000 shares of common stock that are subject to forfeiture until June 30, 2002. After the shares are no longer subject to forfeiture, Mr. Wendt may donate all or a portion of these shares to third parties, including charities, sell the shares or hold the shares.

     The following table sets forth, to our knowledge, certain information about the selling stockholder as of May 31, 2002.

                                                Percentage of                        Number of      Percentage of
                            Number of Shares        Shares                             Shares          Shares
                              Beneficially       Beneficially       Number of       Beneficially    Beneficially
     Name of Selling         Owned Prior to     Owned Prior to    Shares Offered    Owned After      Owned After
       Stockholder            Offering (1)       Offering (1)         Hereby      Offering (1)(2)  Offering (1)(2)
-------------------------------------------------------------------------------------------------------------------
Gary C. Wendt (3)             6,892,567(4)           2.0%           3,200,000        3,692,567          1.1%

------------
(1) Except as otherwise indicated, the number of shares beneficially owned is determined under rules promulgated by the SEC, and the information may not represent beneficial ownership for any other purpose. The selling stockholder has sole voting power and investment power with respect to all shares listed as owned by such selling stockholder.

(2) We do not know when or in what amounts the selling stockholder or his transferees may offer shares for sale. They may not sell any of the shares offered by this prospectus. Because there is no agreement, arrangement or understanding with respect to the sale of any of the shares that will be held by the selling stockholder after completion of the offering, we have assumed that, after completion of the offering, none of the shares covered by the prospectus will be held by the selling stockholder.

(3) Gary C. Wendt is one of our directors and our Chairman of the Board and Chief Executive Officer.

(4) Includes 2,000,000 shares subject to options which are exercisable within 60 days of May 31, 2002 and 64,282 shares held by Mr. Wendt's wife. Mr. Wendt expressly disclaims beneficial ownership of the shares held by his wife.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term "selling stockholder" includes pledgees, donees, transferees or other successors in interest selling shares received after the date of this prospectus from the selling stockholder as a pledge, gift or other non-sale related transfer. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

     The selling stockholder will act independently of Conseco in making decisions with respect to the timing, manner and size of each sale. These sales may be made at prices on the New York Stock Exchange and under terms then prevailing or at prices related to the then current market price. Sales may also be made in negotiated transactions, including pursuant to one or more of the following methods:

     o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus,

     o ordinary brokerage transactions and transactions in which the broker solicits purchasers,

     o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, and

     o    in privately negotiated transactions.

     In connection with distributions of the shares or otherwise, the selling stockholder may:

     o enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the shares in the course of hedging the positions they assume,

     o sell the shares short and redeliver the shares to close out such short positions,

     o enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to them of shares offered by this prospectus, which they may in turn resell, or

     o pledge shares to a broker-dealer or other financial institution, which, upon a default, they may in turn resell.

     Some of the preceding actions may not be available to the selling stockholder to the extent he remains as a director or executive officer of Conseco.

     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, broker-dealers or agents engaged by the selling stockholder may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholder, in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered by this prospectus, the selling stockholder, and any broker-dealers and any other participating broker-dealers who execute sales for the selling stockholder may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales. Any profits realized by the selling stockholder and the compensation of such broker-dealers may be deemed to be underwriting discounts and commissions.

     In order to comply with the securities laws of certain states, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     We have advised the selling stockholder that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and his affiliates. In addition, we will make copies of this prospectus available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholder may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth:

     o    the number of shares being offered,

     o the terms of the offering, including the name of any underwriter, dealer or agent,

     o    the purchase price paid by any underwriter,

     o    any discount, commission and other underwriter compensation,

     o any discount, commission or concession allowed or reallowed or paid to any dealer, and

     o    the proposed selling price to the public.

     We have agreed to indemnify the selling stockholder against certain liabilities, including certain liabilities under the Securities Act.

     We intend to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to the Registration Statement or (2) such time as when any remaining shares may be sold without further restrictions or limitation under Rule 144 of the Securities Act.


                                 INDEMNIFICATION

     Our Bylaws provide for indemnification of our officers and directors for actions, suits or proceedings in which they are wholly successful or they are determined to have acted in good faith and in a manner they reasonably believed to be in, or not opposed to, our best interests and in which, with respect to criminal proceedings, they had no reasonable cause to believe their conduct was unlawful.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers or persons controlling us under the provisions described above, we have been informed that in the opinion of the Securities and Exchange Commission indemnification is against public policy as expressed in that Act and is therefore unenforceable.


                                  LEGAL MATTERS

     The validity of the securities offered hereby have been passed upon for us by David K. Herzog, our Executive Vice President and General Counsel. Mr. Herzog is a full-time employee and currently beneficially owns shares of our common stock and options to purchase additional shares.


                                     EXPERTS

     The consolidated financial statements of Conseco, Inc. and subsidiaries for the year ended December 31, 2001, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

     We have filed with the SEC a registration statement under the Securities Act of 1933 to register the securities offered by this prospectus. This prospectus constitutes only part of the registration statement and does not contain all of the information in the registration statement and its exhibits because parts of the registration statement are allowed to be omitted by SEC rules. Statements in this prospectus or in any prospectus supplement about documents filed as an exhibit to the registration statement or otherwise filed with the SEC are only summary statements and may not contain all the information that may be important to you. For further information about Conseco and the securities offered under this prospectus, you should read the registration statement, including its exhibits and the documents incorporation into it by reference.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities offered under this prospectus.

     o    Annual Report on Form 10-K for the year ended December 31, 2001;

     o    Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

     o Current Reports on Form 8-K dated January 30, 2002, February 21, 2002 and March 18, 2002;

     o The definitive proxy statement for our 2002 annual meeting of shareholders; and

     o The description of our common stock in the registration statements filed by us with the SEC and any amendment or report filed for the purpose of updating the description.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address: Tammy M. Hill, Senior Vice President, Investor Relations; Conseco, Inc.; 11825 North Pennsylvania Street; Carmel, Indiana 46032; (317) 817-2893.

     No person has been authorized to give any information or to make any representation other than those contained in this prospectus in connection with the offering of the common stock. If information or representations are given or made you must not rely on it as if we authorized it. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained or incorporated by reference herein is correct as of any time subsequent to its date or that there has been no change in our affairs. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered hereby in any jurisdiction in which such offer or solicitation is not permitted, or to anyone whom it is unlawful to make such offer or solicitation.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.       Incorporation of Documents by Reference.

     The documents listed below are hereby incorporated by reference into this Registration Statement:

     1. Annual Report on Form 10-K of Conseco, Inc. (the "Company" or the "Registrant") for the year ended December 31, 2001.

     2. Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 2002.

     3. Current Reports on Form 8-K of the Company dated January 30, 2002, February 21, 2002 and March 18, 2002.

     4. The definitive proxy statement for the Company's 2002 annual meeting of shareholders.

     5. The description of the Company's common stock, no par value (the "Common Stock"), contained in its Registration Statement on Form 8-A filed with the Commission on August 27, 1986, including any reports filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the purpose of updating such description.

     All documents filed subsequent to the foregoing by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents.

Item 4.       Description of Securities.

     (See Item 3)

Item 5.       Interests of Named Experts and Counsel.

     Certain legal matters in connection with the securities offered hereby will be passed upon for the Company by David K. Herzog, Esq., Executive Vice President, General Counsel and Secretary of the Company. Mr. Herzog beneficially owns shares of Common Stock and options to purchase shares of Common Stock.

Item 6.       Indemnification of Directors and Officers.

     The Indiana Business Corporation Law grants authorization to Indiana corporations to indemnify officers and directors from liability for their conduct if such conduct was in good faith and was in the corporation's best interests or, in the case of directors, was not opposed to such best interests, and permits the purchase of insurance in this regard. In addition, the shareholders of a corporation may approve the inclusion of other or additional indemnification provisions in the articles of incorporation and by-laws.

     The By-Laws of the Registrant provide for the indemnification of any person made a party to any action, suit or proceeding by reason of the fact that he or she is a director, officer or employee of the Registrant, if (a) such person is wholly successful with respect to such action, suit or proceeding or (b) if such person is determined to have acted in good faith, in what he or she reasonably believed to be the best interests of the Company or at least not opposed to its best interests and, in addition, with respect to any criminal claim, is determined to have had reasonable cause to believe that his or her conduct was lawful or had no reasonable cause to believe that his or her conduct was unlawful. Such indemnification shall be against the reasonable expenses, including attorneys' fees, incurred by such person in connection with the defense of such action, suit or proceeding and amounts paid in settlement. If such person was not wholly successful, the determination of entitlement to indemnification shall be made by one of the following methods, such method to be selected by the Board of Directors: (a) by the Board of Directors by a majority vote of a quorum consisting of directors who are not and have not been parties to the claim; (b) by the majority vote of a committee duly designated by the Board of Directors, consisting solely of two or more directors who are not and have not been parties to the claim; and (c) by special legal counsel.

     The above discussion of the Company's Bylaws and the Indiana Business Corporation Law is not intended to be exhaustive and is qualified in its entirety by such Bylaws and the Indiana Business Corporation Law.

     The Company has purchased directors and officers liabilities insurance which would provide coverage against certain liabilities, including liabilities under the securities laws.

Item 7.       Exemption from Registration Claimed.

     The 3,200,000 shares of the Registrant's common stock issued to the selling stockholder pursuant to his employment agreement with the Registrant and subsequently included in this registration statement for reoffer and resale pursuant to the reoffer prospectus included herein were originally issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933. These shares were issued in transactions that the Registrant believes did not involve a public offering based on the number and nature of the persons involved and the private character of such transactions.

Item 8.       Exhibits.

     See the Exhibit Index immediately following the signature pages to this Registration Statement.

Item 9.       Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Act");

          (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

     Provided, however, that paragraphs (1)(i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference into this Registration Statement.

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the

Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carmel, State of Indiana, on the 31st day of May, 2002.

                                                   CONSECO, INC.


                                                   By:  /s/ William J. Shea
                                                        ------------------------
                                                        William J. Shea
                                                        President


                                POWER OF ATTORNEY

     Each person whose signature to this Registration Statement appears below hereby appoints David K. Herzog and Karl W. Kindig, and each of them, either of whom may act without the joinder of the other, as his or her attorney-in-fact to sign on his or her behalf individually and in the capacity stated below and to file all amendments and post-effective amendments to this Registration Statement, which amendments may make such changes in and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

 Signatures                                  Title (Capacity)                                     Date
 ----------                                  ----------------                                     ----
 /s/ Gary C. Wendt                           Chairman of the Board and Chief Executive        May 31, 2002
 ------------------------------------------- Officer (Principal Executive Officer)
 Gary C. Wendt

 /s/ William J. Shea                         President, Chief Operating Officer and Acting    May 31, 2002
 ------------------------------------------- Chief Financial Officer (Principal Financial
 William J. Shea                             Officer)

 /s/ James S. Adams                          Senior Vice President, Chief Accounting         May 31, 2002
 ------------------------------------------- Officer and Treasurer (Principal Accounting
 James S. Adams                              Officer)

 /s/ Julio A. Barea                          Director                                        May 31, 2002
 -------------------------------------------
 Julia A. Barea

 /s/ Carol Bellamy                           Director                                        May 31, 2002
 -------------------------------------------
 Carol Bellamy

 /s/ Lawrence M. Coss                        Director                                        May 31, 2002
 -------------------------------------------
 Lawrence M. Coss

 /s/ Thomas M. Hagerty                       Director                                        May 31, 2002
 -------------------------------------------
 Thomas M. Hagerty

 /s/ David V. Harkins                        Director                                        May 31, 2002
 -------------------------------------------
 David V. Harkins

 /s/ M. Phil Hathaway                        Director                                        May 31, 2002
 -------------------------------------------
 M. Phil Hathaway

                                      S-1

 Signatures                                  Title (Capacity)                                     Date
 ----------                                  ----------------                                     ----

 /s/ John M. Mutz                            Director                                        May 31, 2002
 -------------------------------------------
 John M. Mutz

 /s/ Robert S. Nickoloff                     Director                                        May 31, 2002
 -------------------------------------------
 Robert S. Nickoloff

 /s/ Samme Thompson                          Director                                        May 31, 2002
 -------------------------------------------
 Samme Thompson

                                    EXHIBITS


      Exhibit No.
      -----------
          5(a)          Opinion of Counsel re:  legality

         23(a)          Consent of Counsel [See Exhibit 5(a)]

         23(b)          Consent of PricewaterhouseCoopers LLP